April 8, 2020

Dermot Smurfit
Chief Executive Officer
GAN Limited
Axe & Bottle Court
70 Newcomen Street
London SE1 1YT

       Re: GAN Limited
           Registration Statement on Form F-1
           Filed March 25, 2020
           File No. 333-237372

Dear Mr. Smurfit:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments refer to our letter dated February 27, 2020.

Registration Statement on Form F-1

Industry and Market Data, page iii

1. We note your response to prior comment 1 regarding the sources of your industry and market data. Please revise to provide more details of the reports cited, including the titles and dates of the referenced reports. Further, for your commissioned report from Eilers
       & Krejcik Gaming, LLC, please provide a consent pursuant to Rule 436. Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
April 8, 2020
Page 8,
April 2 2020 Page 2
FirstName LastName
Risk Factors
We rely on a small number of customers for a substantial portion of our revenues..., page 16

2. In response to prior comment 5, you state that you had a second customer, Winstar
         Casino, that represented 19.8% of your 2019 revenue. Please disclose the material terms of your agreement with Winstar Casino. In addition, given that FanDuel Group, Inc.
         accounted for 46.3% of your revenue in 2019, please file the agreements with
         FanDuel pursuant to Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent upon those agreements.
We are a smaller reporting company based on the SECs amendments..., page 29

3. We note your risk factor that you currently qualify as a smaller reporting company.
         Please note that a foreign private issuer are not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to SEC Release No. 34-88365.
Capitalization, page 40

4. Please explain how the pro forma amounts represent those of GAN Limited. In this regard, we note that the pro forma column should present the prospective share capital balance of GAN Limited, instead of what appears to be GAN plc's share capital balance.
         Please advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

5.       We note the revised disclosures provided in response to prior comment
14. Please revise
         to also provide a discussion of segment profit. Refer to Item 5 of Form 20-F and Section
         III.B.2 of SEC Release 33-8350.
Internal Control Over Financial Reporting, page 60

6. Please revise to provide an update as of December 31, 2019. Comparison to Delaware Law and Bermudan Law, page 86

7. We note that your description of your bylaws no longer requires a director to disclose interested transactions that involve immediate family members and no longer provides that the board may vote to exclude the interested director from voting on such transactions. Please add a risk factor to discuss the potential conflicts of interests of your directors and the impact of the changes to your bylaws.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
April 8, 2020
April 3 2020 Page 3
Page 8,
FirstName LastName
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-12

8. We note your disclosure that your arrangements do not provide the customer with the right to take possession or control of your IP. However, we also note disclosure on page 5 that your real money iGaming customers must physically deploy your platform within their state's borders and that your software is deployed inside of your customers' data centers. Please explain to us what you mean by "deploy" and specifically explain how a customer is able to deploy your software without taking possession.
9. You disclose that revenue from real money and simulated iGaming is recognized over time. Please tell us how you determined that recognition of revenue over time was appropriate and tell us which of the criteria in paragraph 35 of IFRS 15 was met. Also, revise to disclose the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. Refer to paragraph 124 of IFRS 15.
Note 3. Critical Accounting Estimates and Judgments
Revenue Recognition, page F-20

10. We note the revised disclosures provided in response to prior comment 18; however, it remains unclear to us whether you are the principal or agent for your real money and simulated iGaming and how you arrived at those conclusions. Please clarify for us, and revise your disclosures to clearly state, whether you are the principal or agent for these arrangements. In your response, please provide a detailed analysis supporting how you arrived at the principal vs agent conclusions and refer to the considerations in paragraphs
         B34   B38 of IFRS 15 in your response. As part of your response, specify who controls
         the good or service before it is transferred to the customer. Please provide a separate analysis for your real money iGaming arrangements and for your simulated iGaming arrangements.
11. We note your disclosure that when you are the principal you record the revenue share, which represents the revenue exclusive of your customer's share of the proceeds, as revenue. If you are the principal, please explain to us, why you are recording revenue net of the customer's share.
12. You disclose that for certain contracts in the real money gaming segment revenue is recorded net of royalty costs. Please tell us more about these arrangements, including the nature of the services provided and explain your basis for recognizing revenue net of royalty costs. Refer to the authoritative guidance that supports your accounting.
 Dermot Smurfit
FirstName LastNameDermot Smurfit
GAN Limited
Comapany NameGAN Limited
April 8, 2020
Page 8,
April 4 2020 Page 4
FirstName LastName
General

13. We note your disclosure on page 51 regarding the impact of the COVID-19 pandemic on your operations due to the suspension of sports events and the closing of land-based casinos. You indicate that you considered that approximately 10% of your total revenues in 2019 are generated from sportsbook gambling in conducting a going concern assessment. To the extent material, discuss whether the company also considered the impact to other platforms such as fantasy sports gaming platforms and whether the overall potential decrease in users may result in a material impact in real money iGaming activities and resulting revenues.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      James A. Mercer, III, Esq.